

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

March 27, 2020

<u>Via Email</u>

Tara M. Fisher
Ropes & Gray LLP
800 Boylston Street
Boston, MA 02199

> **Re:** **CIRCOR International, Inc.**
> **PREC14A filed March 18, 2020**
> **SEC File No. 1-14962**

Dear Ms. Fisher:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. Our comments follow. All defined terms have the same meaning as in your filing, unless otherwise noted.

Please respond to this letter promptly by revising your proxy statement. If you do not believe our comments apply to your facts and circumstances or do not believe revision is appropriate, please tell us why in your response.

After reviewing your revised preliminary proxy statement and the information you provide in response to this letter, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please allow sufficient time for additional staff review after filing your revised materials and your response letter.

Preliminary Proxy Statement filed March 18, 2020

1. On the first page of the proxy statement, please include the disclosure required by Item 1(b) of Schedule 14A concerning the date the proxy statement and form of proxy are first being sent or given to shareholders.

2. Mark the revised proxy statement as "preliminary" in the same manner as the form of proxy. See Rule 14a-6(e)(1).

3. Consider providing the disclosure about the effect of abstentions and broker non-votes in the section of the proxy statement discussing each proposal to be voted upon at the Annual Meeting.

Proposal 4. Advisory Vote on Executive Compensation, page 65

4. State what action Circor intends to take if the advisory vote on executive compensation is not approved by the required majority of the votes cast at the Annual Meeting. See Item 18 of Schedule 14A.

Please be aware the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. I further understand from our telephone conversation today that Circor intends to file its Form 10-K for 2019 before mailing its definitive proxy statement for the 2020 Annual Meeting. Please contact me at (202) 551-3263 with any questions about these comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions